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                                    FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


For the month of October, 2001


                               ABN AMRO BANK N.V.
                (Translation of Registrant's name into English)


                                THE NETHERLANDS
                        (Jurisdiction of Incorporation)


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                             Gustav Mahlerlaan 10,
                       1082 PP Amsterdam, The Netherlands
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                        FORM 20-F X           FORM 40-F
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[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                        YES                   NO X
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               Schedule of Information Contained in this Report:
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                  Tax Matters Opinion of Davis Polk & Wardwell

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-49198.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               ABN AMRO BANK N.V.


Dated: October 24, 2001                        By: /s/ Mark Egert
                                                  ------------------------------
                                                  Name:  Mark Egert
                                                  Title: Attorney-in-fact


                                               By: /s/ Robert J. Mulligan, Jr.
                                                  -----------------------------
                                                  Name:  Robert J. Mulligan, Jr.
                                                  Title: Attorney-in-fact

                             DAVIS POLK & WARDWELL
                              450 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017


                                                          October 24, 2001


ABN AMRO Bank N.V.
Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands


Ladies and Gentlemen:

     We have acted as special tax counsel to ABN AMRO Bank N.V., a limited liability company incorporated under the laws of the Netherlands (the"Company"), in connection with the preparation and filing of a preliminary Pricing Supplement dated October 12, 2001 (the "Pricing Supplement") to a supplemental prospectus dated November 27, 2000 (the "Supplemental Prospectus") to registration statement number 333-49198 on Form F-3 (the "Registration Statement"). This opinion is being furnished in accordance with the requirements of Item 601(b)(8) of Regulation S-K of the Securities Act of 1933 (the "Act"), as amended.

     We have reviewed the discussion contained under the heading "United States Federal Income Taxation" in the Pricing Supplement. In our opinion, such discussion, insofar as it related to U.S. federal income tax matters, and subject to the conditions and limitations set forth in the discussion, sets forth the material U.S. federal income tax considerations applicable generally to U.S. holders of the securities offered pursuant to the Pricing Supplement (the "Securities") as a result of the ownership and disposition of the Securities.

     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us under the headings "United States Federal Income Taxation" in the Pricing Supplement included therein. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.


                                              Very truly yours,


                                              /s/ Davis Polk & Wardwell
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                                              Davis Polk & Wardwell